UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Paris, February 28, 2013

2012 ANNUAL RESULTS

FIRST YEAR OF TRANSFORMATION AHEAD OF OBJECTIVES

Debt reduction target for the end of 2013 already exceeded and raised

2012 ending net financial debt of €11.3 billion

More than €3.7 billion in divestments completed in 20121

Adjusted net financial debt objective between €6 billion and €7 billion at the end of 20132

Operational improvement throughout the second half of 2012

Improvement in adjusted operating cash flow in the second half

€142 million in gross cost savings, above the 2012 objective

Positive cash flow before financial divestments and dividend payment3

Net income of €394 million

2012 Annual Results Key Figures

● Revenue: €29.4 billion	● Asset optimization: €5,099 million
● Adjusted operating cash flow: €2,723 million	● Free Cash Flow: +€3,673 million
● Adjusted operating income: €1,194 million	● Net financial debt: €11.3 billion
● Adjusted net income (Group share): €60 million	● Leverage ratio: 3.26x4
● Net income (Group share): €394 million	● Proposed dividend: €0.70 per share

Antoine Frérot, Chairman and CEO of Veolia Environnement: “In 2012, Veolia achieved significant improvements, which enabled the Company to favorably alter its trajectory and accelerate the achievement of its transformation objectives. Divestments were completed under very good conditions.  The Company’s net financial debt was reduced to €11.3 billion, a year in advance of our original objective. At the end of 2013, the Company’s adjusted net financial debt should reach between €6 billion and €7 billion2. The implementation of the Convergence Plan contributed €142 million in gross cost savings, and after implementation costs, contributed €60 million to operating income.  We have achieved a number of commercial successes in economically dynamic geographies with offerings from new business models. The progress achieved in 2012 will enable Veolia to start 2013 with a strong base, ahead of our objectives. Veolia is on the right path.  We are ahead of our debt reduction targets and we are confident in the success of our strategic plan, despite an economic environment that remains uncertain.  As such, Veolia expects an absolute dividend level in 2014 equal to that which will be paid in 2013.”

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1 Excluding the debt reduction of €1.4 billion related to the change to equity method accounting for the Berlin Water contract
2 Excluding debt from joint ventures and post application of IFRS 10,11, and 12 and excluding closing foreign exchange impacts
3 Cash flow before financial divestments and after payment of financial expense and taxes represents the sum of adjusted operating cash flow and operating cash flow from financing activities, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations
4 Net financial debt / (operating cash flow before changes in working capital + repayments from operating financial assets)

2012 Highlights:

•	Implementation of the company’s transformation is proceeding faster than expected:

o
€3.7 billion in divestments were completed in 2012, while the change in accounting method for the Berlin water contract resulted in the deconsolidation of €1.4 billion in additional net financial debt, for a total of €5.1 billion in asset portfolio optimization. The restructuring of the Company is well underway.

o	Net financial debt was reduced by €3.4 billion to €11.3 billion at the end of 2012, compared to an initial target of less than €12 billion by the end of 2013, which is a year ahead of schedule.

o	A leverage ratio “Net financial debt / (operating cash flow before changes in working capital + repayments from operating financial assets)” of 3.26x vs. 3.88x at the end of 2011.

o	Positive cash generation after payment of financial expense and taxes and before net financial divestments of €89 million3 in 2012.

o
Cost reductions were achieved faster than expected, in particular a reduction in SG&A expense of €82 million (-2.7%). A positive contribution from the Convergence Plan was achieved in its first year due to gross cost savings of €142 million versus an estimated €100 million, and resulting in a net impact on operating income of €60 million. The objectives of the Convergence Plan are confirmed.

•	Good resilience in the Environmental Services division, with waste volumes stable compared to the prior year and resilient operating cash flow, despite a difficult economic environment.

•	Growth in adjusted operating cash flow in the third quarter, which continued in the fourth quarter5.

Activity

Veolia Environnement consolidated revenue increased 1.5% at constant consolidation scope and exchange rates (+3.0% at current consolidation scope and exchange rates) to €29,439 million compared to re-presented €28,577 million in 2011.  Water division revenue grew 1% at constant consolidation scope and exchange rates. Environmental Services division revenue declined 1.9% at constant consolidation scope and exchange rates, mainly due to lower recycled raw material prices.  However, the revenue improvement seen in the third quarter continued, with a return to organic growth during the fourth quarter of +3.0%, while volumes were stable for the full year. In the Energy Services division, revenue growth continued throughout the year, with 5.8% growth at constant consolidation scope and exchange rates, due to higher energy prices and a favorable weather effect.

Adjusted operating cash flow declined 4.6% (-6.2% at constant exchange rates) to €2,723 million, compared to the 2011 re-presented figure, due in part to the following developments:
o	in Italy, the impact in the first half of 2012 of the receivables write down and accrued other charges in Energy Services for €82 million;
o
contractual erosion in France in the Water division and the impact of only 10 months proportional consolidation of the Berlin water contract versus 12 months proportional consolidation in 2011, partially compensated by revenue growth in Central and Eastern Europe;

o	the decline in recycled raw materials prices in the Environmental Services division; and
o	a favorable impact of the reversal of operational difficulties experienced in 2011

Adjusted operating income declined 23.4% (-24.5% at constant exchange rates) to € 1,194 million compared to the 2011 re-presented figure.

The annual contribution to the operating income of the Company’s Efficiency and Convergence Plans was €251 million, net of implementation costs, including €60 million from the Convergence Plan. SG&A costs declined by €82 million (-2.7%).

Excluding the difficulties in Dalkia Italy, adjusted operating cash flow would have declined by 3.3% at constant exchange rates and adjusted operating income would have declined by 19.2% at constant exchange rates. Excluding the impact of the change to equity method accounting for the Berlin water contract as of October 31, 2012, adjusted operating cash flow would have posted a second consecutive quarter of growth in 2012 with +2.9% growth in the fourth quarter, after +1.9% growth in the third quarter.
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5 Excluding the consolidation scope effect of the Berlin water contract for 2 months (-€31M)

Operating income increased 32.1% to €1,095 million from re-presented €829 million in 2011, given a favorable base effect, with the 2011 fiscal year recording goodwill and other asset impairments in the re-presented amount of €470 million (vs. €86 million in goodwill and asset impairments in 2012).

Net income from discontinued operations amounted to €386 million, including €442 million in capital gains, net of tax and transaction costs, and the results from activities divested in 2012, primarily the U.K. regulated water and U.S. solid waste businesses.

Net income amounted to €394 million compared to a re-presented  loss of €490 million in 2011.  Adjusted net income amounted to €60 million compared to re-presented €195 million in 2011.

Cash flow before net financial divestments and dividends amounted to €89 million3 in 2012. Including divestments and after dividend payment Veolia generated significant positive free cash flow of €3,673 million. Net financial debt at December 31, 2012 was €11,283 million, a significant reduction from €14,730 million as of December 31, 2011.

Dividend

The Board of Directors will propose to the Annual General Shareholder Meeting to be held May 14, 2013 a dividend payment of €0.70 per share in respect of the 2012 fiscal year, payable in cash or in shares of Veolia Environnement. These new shares will be issued at a price equivalent to 90% of the average opening price on the Euronext Paris of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting, less the amount of the dividend. The ex-dividend date (for ordinary shares only) has been set as May 20, 2013.  The period during which shareholders may choose the option of the payment of dividend in cash or in shares will begin on May 20, 2013 and end June 4, 2013.  The 2012 dividend will be paid, in cash or in shares, in either case from June 14, 2013.

2013 is the second year in the Company’s Transformation, which will enable the Company to expand upon the progress achieved in 2012, with major projects. Productivity improvement and management of investments should enable the Company to generate positive cash flow before net financial divestments in 2013. In addition, in January 2013, Veolia issued €1.5 billion of perpetual hybrid debt callable beginning April 2018, benefitting from favorable rates and confirming the Company’s financial strength. With the continuation of the Company’s restructuring program, and in particular the dilution of the Company’s stake in the Veolia Transdev joint venture, Veolia envisions a further significant decrease in debt, which began in 2012. The Company therefore expects to achieve adjusted net financial debt2 at the end of 2013 between €6 billion and €7 billion, with a leverage ratio4 of approximately 3x (+/-5%) in 2014. Veolia will be better able to capitalize on development opportunities in its priority growth markets given this new reduced debt level and internal cash generation potential.

Given the significant reduction in net financial debt and initial success from the company’s transformation plan, Veolia will propose a dividend of €0.70 per share in respect of the 2013 fiscal year, payable in 2014.

Objectives confirmed

The results of the first year of the Company’s 2012-2015 Transformation Plan, enable confirmation of the objectives set during the December 6, 2011 Investor Day and revised on the date of the publication of Veolia’s first half 2012 results.

The significant improvement achieved during the second half of 2012 will be reinforced in 2013 by continuation of the Company’s transformation, supported by the appointment of a new Chief Operating Officer in December 2012.

New IFRS accounting standards related to entity consolidation (IFRS 10, IFRS 11 and IFRS 12) were adopted by the European Union on December 29, 2012.  These standards require consolidation of joint ventures by the equity method.  Given the Company’s stock listing in the United States, Veolia Environnement has opted to apply these standards from January 1, 2013.

Excluding debt associated with joint ventures accounted for under the equity method, Adjusted Net Financial Debt should reach between €6 billion and €7 billion by the end of 2013 due to the company’s divestment program and generation of cash, compared to Net Financial Debt of €16.5 billion at the end of 2008.

Given the application of these new IFRS standards, and the advancement of the divestment program, the Company’s objectives are revised as follows:

For the 2012-2013 period:
-	Asset divestments of €6 billion1, including repayment of loans to joint ventures related to divestments;
-	To reduce net financial debt to between €8 billion and €9 billion and adjusted net financial debt to between €6 billion and €7 billion, excluding closing exchange rate impacts;
-	To reduce gross costs in 2013 by €270 million, or €170 million net of implementation costs, at the operating income level, of which approximately 20% associated with joint ventures; and
-	To pay a dividend in 2013 and 2014 of €0.70 per share, in respect of the 2012 and 2013 fiscal years.

After 2013, the company aims, in a mid-cycle economic environment:
-	Organic revenue growth >3% per year;
-	Adjusted operating cash flow growth >5% per year;
-	A leverage ratio ((Adjusted net financial debt / (Operating cash flow before changes in working capital + repayments from operating financial assets) of the order of 3x, ±5%;
-	A payout ratio in line with the historic average payout ratio; and
-	Gross cost reductions in 2015 of €500 million and net cost reductions of €470 million at the operating income level, of which approximately 20% associated with joint ventures.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

™   ˜
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The publication of Key figures for the quarter ended March 31, 2013 will be released on May 3, 2013.

 REVENUE AND COMMERCIAL DEVELOPMENT ACTIVITY6

Revenue (€ million)
Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
29,438.5	28,576.5	3.0%	1.5%	-0.3%	1.8%

Revenue was impacted in 2012 by:
-
a favorable price indexation environment in France, which offset the impact of contractual erosion in the Water division and revenue growth with industrial clients in the Technologies and Networks business;

-
a challenging macro-economic environment in the Environmental Services division with a decline in recycled raw material prices from the second quarter and a fall in industrial production indices in Europe and the United States, in a context of activity cessations particularly in Italy, North Africa and the Middle East;

-	rising energy prices in the Energy Services division in France and adverse regulatory developments in Europe.

Veolia Environnement consolidated revenue was €29,438.5 million, an increase of 3.0% (+1.5% at constant consolidation scope and exchange rates) compared to re-presented revenue of €28,576.5 million for the year ended December 31, 2011.

Changes in consolidation scope decreased 2012 revenue by €94.0 million, including -€173 million in the Water division (primarily the impact of the change to equity method accounting of the Group’s stake in Berlin Water from October 31, 2012), -€23.2 million in the Environmental Services division (impact of the divestiture of Belgian activities in August 2011) and +82.8 million in the Energy Services division (primarily relating to the acquisition of the Warsaw district heating network in October 2011).

At constant consolidation scope and exchange rates, 2012 revenue increased 1.5% compared with re-presented 2011 revenue. This increase was mainly due to:

–
the favorable effects of indexation in France and price increases and extensions in Central and Eastern Europe in operations and the growth of Technologies and Networks industrial activities, in the Water division; and

–	the increase in energy prices (impact of €205.3 million compared with December 31, 2011) combined with more favorable weather conditions than in 2011 in the Energy Services division.

These effects were partially offset by contractual erosion in the Water division in France and the fall in Environmental Services division revenue mainly tied to the decrease in the price of recycled raw materials which was particularly strong in the third quarter of 2012 (impact of around -€160 million compared with 2011), primarily in France and Germany.

Fourth quarter 2012 revenue increased 2.8%, compared to the fourth quarter of 2011. Organic growth (at constant consolidation scope and exchange rates) was 2.9% in the fourth quarter, due primarily to good performance in Australia in the Environmental Services division, particularly in the fourth quarter, and more favorable weather conditions in the Energy Services division, mainly in France.

Revenue generated outside France in 2012 totaled €17,456.2 million, representing 59.3% of total revenue, stable compared to the re-presented share of 59.5% in 2011.

The €516.3 million foreign exchange impact primarily reflects the appreciation against the euro of the US dollar in the amount of €137.4 million, the pound sterling in the amount of €148.3 million, the Chinese remnimbi yuan in the amount of €88.3 million, the Australian dollar in the amount of €83.4 million and the Japanese yen in the amount of €32.1 million, offset by the depreciation of the Polish zloty in the amount of -€12.0 million.
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6 To ensure the comparability of periods, the 2011 financial statements have been re-presented to include:
-  the impact of the reclassification into “net income from discontinued operations” of operations in the process of being sold such as the Moroccan activities in the Water division and the Renewable energies activities partially sold as of December 31,2012;
- the impact of the reclassification into “net income from discontinued operations” of divested activities in 2012 such as the regulated activities in the United Kingdom in the Water division and Solid waste activities in the United States in the Environmental Services division.
The 2011 financial statements have also been re-presented for the reclassification into ‘continuing operations’ since March 3, 2011 of the activities of the group Société Nationale Maritime Corse Méditerranée (SNCM) consolidated within the Transportation Division which was reclassified into “net income from discontinued operations” as of December 31, 2011. The divesture process of  SNCM was suspended during the first half of 2012.

The Group continued its development in 2012 and achieved a number of commercial successes related to enhanced and refined offerings, including the following:

-
SIAAP (Syndicat Interdépartemental pour l’Assainissement de l’Agglomération Parisienne, the interdepartmental wastewater authority for the Greater Paris area) chose OTV, a subsidiary of Veolia Water Solutions & Technologies, to head the consortium that was awarded the contract to renovate the Seine Aval biological wastewater treatment plant in Achères. This contract is expected to generate estimated cumulative revenue of €196 million (portion attributable to OTV);

-
The New York City Department of Environmental Protection (DEP) awarded a performance and consulting contract to Veolia Water to aid the optimization of public water and wastewater services for 4 years. This contract is expected to generate estimated cumulative revenue of USD36 million;

-
The Greater Dijon joint district authority appointed Dalkia to design, build and operate its new heating network, as part of a public service management contract, for a period of 25 years. As much as 80% of the network’s energy needs will come from renewable resources. Cumulative revenue is estimated at €200 million;

-
Veolia Water, via Orange City Water (a joint venture with Vishvaraj Environment Ltd, one of India’s leading civil engineering and services companies) was awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years. Estimated cumulative revenue of this contract is €387 million (Group share);

-
The European Parliament selected Dalkia to manage the technical and energy systems of its real-estate assets. This new contract represents estimated cumulative revenue of more than €120 million over the length of the contract (six years, on the basis of a 12-month contract that can be automatically renewed five times);

-
Veolia Environmental Services in partnership with a Chinese company working in the same sector has obtained the concession for a hazardous waste treatment center in Changsha, the capital of Hunan province. The estimated cumulative revenue of this 25-year concession is €320 million (at 100%);

-
The city of Iasi in Romania awarded Dalkia the operation of the city's district heating network for 20 years. This public service management contract involves the generation, transmission, distribution and supply of heating and is expected to generate estimated cumulative revenue of €781 million;

-
Veolia Water India, a subsidiary of Veolia Eau and its local partner Swach Environment, was awarded a contract to manage drinking water production and distribution infrastructure, as well as the water department, for the Nangloi neighborhood to the west of New Delhi. This 15-year contract was awarded by the Delhi Jal Board, the water and wastewater authority for the Indian capital and is expected to generate estimated cumulative revenue of €282 million (100%);

-
Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) Plc, was awarded a 25-year Private Finance Initiative (PFI) contract for residual municipal waste treatment and energy recovery for the City of Leeds. This contract follows the selection of Veolia Environmental Services as preferred bidder on January 23, 2012 is expected to generate estimated cumulative revenue of GBP 460 million.

DIVESTMENTS AND ASSET PORTFOLIO OPTIMIZATION

During 2012, the Company continued its asset portfolio optimization program, for a total of €5.1 billion, contributing to the reduction in net financial debt at December 31, 2012.

The main transactions contributing to net financial debt reduction were:

-
The completion on June 28, 2012 of the sale by Veolia Water UK, a wholly-owned subsidiary of Veolia Environnement,  of its regulated water activities in the United Kingdom, to Rift Acquisiotions Limited,for an enterprise value of GBP 1.2 billion (€1.5 billion). The transaction reduced Group net financial debt by €1,517 million. Following its completion, Veolia Environnement retained all its non-regulated water business and acquired a 10% stake in the investment fund, Affinity Water A (formerly Rift Acquisition Ltd), for a period of at least 5 years. This 10% shareholding has been accounted for using the equity method since June 30, 2012. The transaction generated a capital gain of €233.3 million (net of transaction costs) recognized in discontinued operations.

-
The completion on November 20, 2012 of the sale of the U.S. solid waste business in the Environmental Services division to ADS Waste Holdings, for an enterprise value of USD 1.9 billion (approximately €1.5 billion at the signature date exchange rate). The transaction reduced Group net financial debt by €1,464 million. The transaction generated a capital gain of €208.4 million (net of tax and transaction costs) recognized in discontinued operations.

Following the buyout by the Land of Berlin of RWE minority interests in BWB, the Berlin water contract operating company, changes to the governance structure led to a change in consolidation method and a reduction in Group net financial debt of approximately €1.4 billion.

The Group also performed a number of smaller divestitures under the restructuring program, contributing €516 million to the reduction in Group net financial debt.

Withdrawal from the Transportation business

Together with its co-shareholder, the Caisse des dépôts et consignations, Veolia Environnement continues to prepare its withdrawal from Veolia Transdev, tailoring the industrial strategy, targeted balance sheet structure and refinancing strategy.

Accordingly, on March 30, 2012, Veolia Environnement and Caisse des dépôts et consignations signed an agreement for negotiation aimed at the transfer of Veolia Transdev’s 66% shareholding in SNCM and its subsidiaries to Veolia Environnement, along with the rights and obligations attached to this shareholding. This agreement defines the main terms and conditions of the proposed transaction, including the repurchase by Veolia Environnement of the shares in SNCM for a consideration of €1.

On October 22, 2012, Veolia Environnement and Caisse des dépôts et consignations signed a new agreement for negotiation aimed at strengthening the financial structure of Veolia Transdev and providing it with the necessary resources to pursue its strategic development.

Under a definitive agreement to be concluded, the Caisse des depots et consignations and Veolia Environnement would subscribe to a €800 million share capital increase by conversion of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would hold 60% of the share capital of Veolia Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding.

The agreement also provides for asset disposals by Veolia Transdev in order to repay the Veolia Environnement shareholder loan.

Concomitant to the signature of the agreement for negotiation on October 22, 2012, Veolia Environnement and Caisse des dépôts et consignations agreed to negotiate in good faith a decrease in Veolia Environnement’s stake in Veolia Transdev to 20%, through the purchase by Caisse des dépôts et consignations of Veolia Transdev shares held by Veolia Environnement within a period of two years from the completion of the above transaction.

OPERATIONAL PERFORMANCE

Adjusted operating cash flow declined 4.6% (-6.2% at constant exchange rates) to €2,722.8 million for the year ended December 31, 2012, compared with re-presented €2,852.6 million for the year ended December 31, 2011. The adjusted operating cash flow margin fell 0.8 points from re-presented 10.0% in 2011 to 9.2% in 2012.

In 2012, impairment losses on receivables and accrued expenses of €81.5 million were recorded in the Energy Services division. Excluding these impairment losses and accrued expenses in Italy, adjusted operating cash flow would have declined 1.7% (-3.3% at constant exchange rates) to €2,804.3 million.

The decrease in adjusted operating cash flow in 2012 was impacted by:
•
a fall in operating performance in the Water division and particularly contractual erosion in France, recognition of the impact of the decrease in drinking water tariffs in Berlin ordered by the German Cartel Office and the impact of the change to equity method accounting of the Group’s stake in Berlin Water from October 31, 2012 (from proportionate consolidation method to equity method);

•	an unfavorable recycled raw material price differential in France and Germany in the Environmental Services division;

•	a challenging macro-economic environment in the Environmental Services division, particularly in Europe, which did not enable cost rises to be passed on in full to customers;
•	receivables write-downs and accrued expenses of €81.5 million in the Energy Services division in Italy.

Conversely, adjusted operating cash flow benefited from:
•	the positive contribution of cost saving plans, net of implementation costs;
•	activity growth in the Water division in Central and Eastern Europe, tied to price increases in Romania, Slovakia and the Czech Republic;
•	the reversal of operating difficulties encountered in 2011 and the related restructuring costs incurred primarily in Italy, North Africa and the Middle East in the Environmental Services division; and
•	activity growth with industrial clients in the Technologies and Networks business in the Water division.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2012 totaled €3,610.0 million compared to re-presented €3,667.3 million for the year ended December 31, 2011. The ratio of SG&A costs to revenue was therefore 12.3% in 2012, compared to re-presented 12.8% in 2011.
The 1.6% decline in these costs compared to re-presented 2011 figures reflects the initial benefits of cost reduction plans, despite implementation costs of €80.5 million.
The Group Efficiency and Convergence plan generated costs savings of €275 million, net of implementation costs, including €84 million in respect of the Convergence plan.

Operating income for the year ended December 31, 2012 was €1,095.0 million, compared to re-presented operating income of €829.1 million for the year ended December 31, 2011.
In addition to the change in adjusted operating cash flow described below, the change in operating income reflects:
•
impairment losses on goodwill (and negative goodwill) of €85.6 million, recognized in particular on Group non-regulated activities in the Water division in the amount of €56.6 million and on Estonian activities in the Energy Services and Environmental Services divisions, compared with re-presented €470.4 million in impairments in 2011;

•
an increase of €90,9 million in depreciation and amortization expense compared with re-presented 2011 figures, primarily due to recent developments particularly in the Energy Services and Water divisions. Net charges to operating depreciation and amortization totaled €1,479.8 million for the year ended December 31, 2012, compared with re-presented €1,388.9 million in 2011, including a foreign exchange impact of -€26.2 million;

•
a decrease in net charges to operating provisions to €116.9 million for the year ended December 31, 2012, compared to re-presented €222.0 million in 2011. In 2011, net charges to operating provisions included non-current asset impairments of €151.6 million in Italy, presented as adjustments to operating income;

•	stable capital gains on industrial and financial asset divestitures of €84.3 million in 2012 compared with re-presented €77.1 million in 2011.

The Group’s Efficiency and Convergence Plans generated €251 million in total net savings in 2012, of which €60 million is attributed to the Convergence Plan.

Adjusted operating income declined 23.4% (-24.5% at constant exchange rates) to €1,193.7 million for the year ended December 31, 2012, compared with re-presented €1,557.8 million for the year ended December 31, 2011. Excluding receivables write-downs and accrued expenses in Italy in the Energy Services division, adjusted operating income fell 18.1% (-19.2% at constant exchange rates) to €1,275.2 million.

In addition to the negative impacts identified in adjusted operating cash flow, non-current asset impairments impacted adjusted operating income due to the challenging macro-economic environment in the United Kingdom and Germany in the Environmental Services division provisions for contractual risks in the Water division and additional impairment losses recognized on SNCM of €35.0 million

Adjusted operating income also includes capital gains on industrial and financial asset divestitures of €84.3 million in 2012 compared with re-presented of €77.1 million in 2011.

The adjusted operating income margin fell from re-presented 5.5% for the year ended December 31, 2011 to 4.1% in 2012. Excluding receivables write-downs and accrued expenses in Italy in the Energy Services division, the adjusted operating income margin would have been 4.3% in 2012.

Net finance costs increased €48.7 million to €758.8 million in 2012 compared with re-presented €710.1 million in 2011, for average net financial debt of €14.3 billion over the 12-month period ended December 31, 2012 compared with €14.6 billion over the 12-month period ended December 31, 2011.

The increase in net finance costs was mainly due to the active management of debt and costs resulting from the early redemption of US private placements (USPP) in February 2012 and bond redemptions in the fourth quarter of 2012 (related repurchase costs of €47.3 million are presented as adjustments to net finance costs). These costs are partially offset by a decrease in expenses following the redemption of the bond line maturing in February 2012 (5.875%). These transactions were performed to optimize the cost of capital.

The income tax expense for 2012 was €159.0 million.
In France, following the update of the forecast tax schedule, the Veolia Environnement tax group limited the recognition of deferred tax assets to the amount of deferred tax liabilities as of December 31, 2012, as at the previous year end.
The effective tax rate was 58.3%, primarily due to assets impairments not deductible for tax purposes.

The income tax rate for 2012 was 39.2% (versus 37.2% published in 2011) after adjustment for one-off items and particularly:
–	goodwill impairment of €85.6 million;
–	impairment of property, plant and equipment and receivables of €186.5 million (€19.7 million deductible for tax purposes);
–	changes in the scope of the US tax group in the amount of +€53.9 million (tax amount).

The share of net income of associates was €30 million for the year ended December 31, 2012, compared with €11.7 million for the year ended December 2011. This increase was mainly due to the change to equity method accounting of Berlin Water from October 31, 2012.

Net income from discontinued operations was €386.1 million for the year ended December 31, 2012, compared with re-presented €121.0 million for the year ended December 2011.
This line item mainly comprises the following amounts:
▪	the net income of regulated Water activities in the United Kingdom divested in June 2012, including a capital gain on disposal of €233.3 million net of transaction costs;
▪
the net income of solid waste activities in the United States in the Environmental Services division divested in November 2012, including a capital gain on disposal of €208.4 million net of the tax impact and transaction costs;

▪	fair value adjustments of around €20 million to Veolia Transdev activities based on the reference value mentioned in the agreement for negotiation of October 22, 2012 of €400 million (100%);
▪	the reclassification and fair value remeasurement of net income and expenses of Water activities in Morocco, in the course of divestiture;
▪	the reclassification of net income and expenses of wind energy activities, in the course of divestiture;
▪	the reclassification and fair value remeasurement of the net income and expenses of Citelum urban lighting activities in the Energy Services division, in the course of divestiture.

Net income attributable to non-controlling interests is €136.0 million for the year ended December 31, 2012, compared with €173.2 million for the year ended December 31, 2011, and mainly concerns minority shareholders of subsidiaries in the Water division (€102.1 million), the Environmental Services division (€26.2 million), the Energy Services division (€14.3 million) and Other Segments (-€6.6 million).
The decrease in net income of non-controlling interests is mainly due to the decrease in the net income of Berlin Water in line with the order issued by the German Cartel Office to reduce Berlin drinking water tariffs and to a lesser extent, the change in consolidation method of the Group’s stake in Berlin Water (from proportionate consolidation to equity method accounting from October 31, 2012). This decrease is also attributable to EDF’s share in Italian receivables write-downs and accrued expenses in the Energy Services division.

Net income attributable to owners of the Company was €393.8 million for the year ended December 31, 2012, compared with a re-presented net loss of €489.8 million in 2011. Adjusted net income attributable to owners of the Company was €59.5 million for the year ended December 31, 2012, compared with €194.7 million for the year ended December 31, 2011, re-presented for discontinued operations.
Given the weighted average number of shares outstanding of 506.7 million in 2012 (basic and diluted) and 496.3 million in 2011 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was €0.78 in 2012, compared with –€0.99 in 2011. Adjusted net income per share attributable to owners of the Company (basic and diluted) is €0.12 in 2012, compared with re-presented €0.39 in 2011.

CASH FLOWS: NET FINANCIAL DEBT AT €11.3 BILLION
Operating cash flow before changes in working capital totaled €3,084.7 million in 2012 (compared with €3,352.9 million in 2011), including adjusted operating cash flow of €2,722.8 million (compared with re-presented €2,852.6 million in 2011), operating cash flow from financing activities of €24.8 million (compared with re-presented €9.2 million in 2011) and operating cash flow from discontinued operations of €337.2 million (compared with re-presented €491.1 million in 2011).

The improvement in working capital requirements which impacted net cash from operating activities in the amount of €103 million for the year ended December 31, 2012, was due to:
-	efforts in recent years to speed up invoicing and payment receipt in the Water division in France;
-	increased securitization of receivables in the Energy Services division in France;
-	write downs of receivables and accrued expenses in the amount of €81.5 million in the Energy Services division in Italy.
-	a fall in trade receivables following the order by the German Federal Cartel Office to reduce Berlin drinking water tariffs;
-	these favorable impacts were partially offset by the end of certain major Design and Build contracts in the Technologies and Networks business in the Water division.

These resources, together with the repayment of operating financial assets (€371 million) entirely covered financing requirements, which includes interest expense and taxes, payment of the 2011 dividend, all maintenance investments, (€912 million) and growth investments (€2,370 million) net of financial and industrial divestments (€5,099 million).  They contributed to free cash flow of €3,673 million, versus €438 million for the year ended December 31, 2011.

The free cash flow between December 31, 2011 and 2012 reflects:
-	implementation of the asset portfolio optimization program, which contributed to the reduction in Group net financial debt by €5,099 million;
-	the €103 million contribution of working capital requirements;
-
the continuation of the Group’s non-controlling interest buyout policy (including the acquisition of 49% of the share capital of Azaliya for an enterprise value of €247 million and the buyout of non-controlling interests in the Czech Republic in the Water division for €79 million), in a context of tight control over industrial investment;

-	the decline in adjusted operating cash flow.

As of December 31, 2012, the Group generated positive cash flow after payment of financial expense and taxes, before net financial divestments (and before operating cash flow before changes in working capital minus industrial divestments of discontinued operations entities) of €89 million.

Net financial debt totaled €11,283 million as of December 31, 2012, including an unfavorable exchange rate impact of €148 million, and compared to €14,730 million in net financial debt as of December 31, 2011.

AFTER-TAX RETURN ON CAPITAL EMPLOYED

The Company’s after-tax return on capital employed (ROCE) is as follows:

(€ million)	Net income from operations	Average capital employed	ROCE after tax
2012	750.5	14,780.0	5.08%
2011	931.9	15,149.4	6.15%

The decrease in the return on capital employed between 2012 and 2011 was due to the downturn in operational performance in 2012.

Appendices

Results by division

Water

Revenue (€ million)
Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
12,078.2	11,921.3	1.3%	1.0%	-1.5%	1.8%

The increase in Water division revenue at constant consolidation scope and exchange rates can be attributed both to the favorable effects of indexation in France, and price increases in Central and Eastern Europe and the increase in Technologies and Networks industrial activities.

The negative contribution of external revenue growth in the Water division in 2012 is mainly due to the change in consolidation method of the Group’s stake in Berlin Water (from proportional consolidation to equity method from October 31, 2012).

▪
 Revenue from Operations activities declined 1.5% (-0.2% at constant consolidation scope and exchange rates). In France, the slight increase of 0.6% in revenue (+1.3% at constant consolidation scope) is due to a favorable price effect tied to indexation trends and the increase in the construction business partially offset by the effects of contractual erosion and lower water volumes sold (approximately -1% year-on-year).

▪
Outside France, revenue dropped 2.8% (-1.1% at constant consolidation scope and exchange rates). In Europe, the 6.7% fall in revenue was mainly due to the change to equity method accounting of the Group’s stake in Berlin Water from October 31, 2012. Growth of 0.8% at constant consolidation scope and exchange rates was based on the good performance recorded in Central and Eastern Europe (favorable price effect in the Czech Republic and Romania, which also benefited from the extension of its activity scope), despite lower volumes sold. Revenue in Europe was, however, penalized by the German Cartel Office order to reduce Berlin drinking water tariffs by a total of €24.5 million. Revenue in the Asia-Pacific region rose 0.9% (-4.3% at constant consolidation scope and exchange rates). Revenue increased in China, due to growth in volumes with municipalities and the continuation of the tariff increase process (particularly in Shenzhen) and despite the decline in construction revenue and weaker sales volumes to industrial clients. Revenue in the rest of Asia was marked by a downturn in Japan, where the revenue increase observed after the March 2011 earthquake was not repeated and a decline in Australia following the end of the Adelaide contract in June 2011.  In the United States, the 1% decline (-8.6% at constant consolidation scope and exchange rates) was mainly attributable to the end of the Indianapolis contract in August 2011.

▪
Technologies and Networks revenue grew 7.9% (+4.9% at constant consolidation scope and exchange rates), benefitting from growth in industrial client activities in the Design and Build and Solutions sectors, primarily in the chemicals industry and the upstream oil sector, as well as the international expansion of Sade.

Analysis of Performance
(€ million)	Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	1,172.2	1,279.4	-8.4%	-9.4%
Adjusted operating cash flow margin	9.7%	10.7%
Adjusted operating income	673.9	869.2	-22.5%	-23.3%
Adjusted operating income margin	5.6%	7.3%

Adjusted operating cash flow decreased 8.4% (-9.4% at constant exchange rates) to €1,172.2 million for the year ended December 31, 2012, compared with re-presented €1,279.4 million for the year ended December 31, 2011.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from re-presented 10.7% for the year ended December 31, 2011 to 9.7% for the same period in 2012.
For Operations activities, adjusted operating cash flow decreased by 10.6% and 11.6% at constant exchange rates.

–
In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared with 2011 and operating difficulties in Guadeloupe.

–
Outside France, adjusted operating cash flow benefited from an improvement in Central and Eastern Europe, tied to price increases in Romania, Slovakia and the Czech Republic. These impacts were offset by the recognition of the €24.5 million reduction in Berlin water tariffs ordered by the German Cartel Office, the impact of equity method accounting of the Group’s stake in Berlin Water from October 31, 2012 (from proportionate consolidation method to equity method) as well as impairment losses on trade receivables and the carve-out expenses related to the divestiture of regulated activities in the United Kingdom incurred in the first half of 2012.

Finally, the adjusted operating cash flow of the Technologies and Networks business increased in line with the recovery in activity with industrial clients.

The Efficiency and Convergence plan had a net impact of €106 million in 2012, including €40 million in respect of the Convergence plan.

Adjusted operating income decreased 22.5% (-23.3% at constant exchange rates) to €673.9 million for the year ended December 31, 2012, compared with re-presented €869.2 million for the year ended December 31, 2011. In addition to the change in adjusted operating cash flow, adjusted operating income of the division was penalized, in particular, by provisions for contractual risk and the increase in net depreciation and amortization.

Net charges to operating provisions totaled €5.3 million for the year ended December 31, 2012, compared with re-presented net reversal €37.3 million for the year ended December 31, 2011.

Net charges to operating depreciation and amortization totaled €522.3 million for the year ended December 31, 2012, compared with re-presented €492.6 million for the year ended December 31, 2011. This increase was primarily due to the development of activities in Central and Eastern Europe.

Accordingly, the adjusted operating income margin (adjusted operating income / revenue) fell from re-presented 7.3% in the year ended December 31, 2011 to 5.6% in the year ended December 31, 2012.

Environmental Services

Revenue (€ million)
Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
9,082.9	9,010.8	0.8%	-1.9%	-0.3%	3.0%

Environmental Services division revenue remained stable with 0.8% growth (-1.9% at constant consolidation scope and exchange rates) despite:

•	a challenging macro-economic environment since the second quarter of 2012, particularly in Europe;
•	a recycled raw material price differential of -€160 million (mainly in France, Germany and the United Kingdom), particularly marked in the third quarter of 2012;
•	the impact of the geographical restructuring plan, with the closure and restructuring of activities in North Africa, the Middle East and Italy.

–
In France, revenue increased 2.1% (+1.4% at constant consolidation scope). Growth in certain activities (particularly incineration and hazardous waste), combined with higher service prices and raw material volumes offset the impact of lower of recycled raw material prices (paper/cardboard and scrap metal);

–
Outside France, revenue was stable at current consolidation scope and exchange rates and down 3.9% at constant consolidation scope and exchange rates. Revenue in Germany declined 11.8% (-13.2% at constant consolidation scope) under the combined effect of lower raw material prices and volumes and adverse economic trends in the industrial and commercial sector. Revenue in the United Kingdom increased 4.6% (-2.1% at constant consolidation scope and exchange rates), with lower PFI construction revenue and a structural decline in landfill waste volumes in a challenging macro-economic environment. North America revenue increased 9.1% (+1.1% at constant consolidation scope and exchange rates), where the increase in hazardous waste treatment activities was offset by lower industrial services activities. In the Asia-Pacific region, revenue growth of 17.5% (+8.0% at constant consolidation scope and exchange rates) benefited from the favorable impact of the landfill tax and good industrial services and landfill activity levels in Australia, particularly marked in the fourth quarter.

Analysis of Performance
(€ million)	Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	1,048.2	1,020.8	2.7%	-0.3%
Adjusted operating cash flow margin	11.5%	11.3%
Adjusted operating income	356.0	417.0	-14.6%	-17.1%
Adjusted operating income margin	3.9%	4.6%

Adjusted operating cash flow increased 2.7% (-0.3% at constant exchange rates) to €1,048.2 million for the year ended December 31, 2012, compared with re-presented €1,020.8 million for the year ended December 31, 2011.

Adjusted operating cash flow for 2012 was stable on 2011 at constant exchange rates and benefited, primarily, from:
•	an increase in hazardous waste activities both in and outside France;
•	the reversal of operating difficulties encountered in 2011 and the related restructuring costs incurred primarily in Italy, North Africa and the Middle East;
offset by:
•	a decrease in raw material prices, particularly in France, Germany and the United Kingdom;
•	cost inflation in excess of service price increases in France, the United Kingdom, Germany and North America.

Adjusted operating cash flow also benefited from the implementation of the Efficiency and Convergence plans (€88 million), including €28 million in respect of the Convergence plan.

The adjusted operating cash flow margin increased from re-presented 11.3% in the year ended December 31, 2011, to 11.5% in the year ended December 31, 2012.

Adjusted operating income declined 14.6% (-17.1% at constant exchange rates) to €356.0 million for the year ended December 31, 2012, compared with re-presented €417.0 million for the year ended December 31, 2011.
In addition to changes in adjusted operating cash flow, this decrease in adjusted operating income also reflects non-current asset impairments recognized as a result of the challenging macro-economic environment in the United Kingdom and Germany and the differential of capital gains on divestitures related to the restructuring program.

Net charges to operating provisions totaled €68.8 million for the year ended December 31, 2012, compared with re-presented €120.6 million for the year ended December 31, 2011.
Net charges to operating depreciation and amortization totaled €639.4 million for the year ended December 31, 2012, compared with re-presented €610.9 million for the year ended December 31, 2011.

The adjusted operating income margin fell from re-presented 4.6% in the year ended December 31, 2011 to 3.9% in the year ended December 31, 2012.

Energy Services

Revenue (€ million)
Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
7,664.6	7,138.2	7.4%	5.8%	1.2%	0.4%

Energy Services division revenue increased 7.4% (+5.8% at constant consolidation scope and exchange rates), mainly due to continued growth outside France, particularly in Poland and good activity levels in the Construction business in France. In addition, Energy Services benefited from the positive impact of energy prices (€205.3 million compared with 2011) combined with more favorable weather conditions than in 2011.

–
In France, revenue rose 8.6% (+9.9% at constant consolidation scope), driven by the increase in the average fuel basket combined with more favorable weather conditions than in 2011 and an increase in Construction volumes in a highly competitive environment.

–
Outside France, revenue increased 6.2% (+2.0% at constant consolidation scope and exchange rates). Central and Eastern European countries reported growth of 15.2%, including the full-year contribution of the Warsaw heating network (+6.4% at constant consolidation scope and exchange rates), attributable in particular to the increase in the price of heating year-on-year, which offset the fall in volumes (mainly the Czech Republic) and the end of subsidies on the sale of cogenerated energy in Hungary. In Southern Europe the Group continued to restructure its service activities in Italy and Spain. In the United States, revenue declined 4.9% (-12.2% at constant consolidation scope and exchange rates) as a result of unfavorable weather conditions, combined with exceptionally low energy prices. Finally in Asia, the Group accelerated the development of Chinese networks.

External revenue growth in the Energy Services division in 2012 was mainly due to the acquisition of the Warsaw district heating network in October 2011.

Analysis of Performance
(€ million)	Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	544.4	588.9	-7.6%	-7.7%
Adjusted operating cash flow margin	7.1%	8.2%
Adjusted operating income	298.5	387.0	-22.9%	-22.5%
Adjusted operating income margin	3.9%	5.4%

Adjusted operating cash flow decreased 7.6% (-7.7% at constant exchange rates) to €544.4 million for the year ended December 31, 2012, compared with re-presented €588.9 million for the year ended December 31, 2011. This decrease is attributable to receivables write-downs and accrued expenses of €81.5 million in Italy and adverse regulatory changes, partially offset by good activity levels in Central and Eastern Europe.

In France, the decline in adjusted operating cash flow of the Energy Services division was mainly due to a highly competitive environment and changes to cogenerated electricity pricing rules, despite an overall positive price effect.

Outside France, excluding the receivables write-downs and accrued expenses recorded in Italy, adjusted operating cash flow reflects:
▪	a favorable energy price effect in the Baltic States, the Czech Republic and Hungary, limited nonetheless in Hungary by the cessation of subsidies for the sale of cogenerated energy;
▪	the contribution of the new Warsaw heating network contract (SPEC), limited by the decrease in energy certificates for cogenerated electricity produced from coal, and an increase in salary costs.

The Efficiency and Convergence plan had a net impact of €66 million in 2012, including €8 million in respect of the Convergence plan.

The adjusted operating cash flow margin decreased from re-presented 8.2% in the year ended December 31, 2011, to 7.1% in the year ended December 31, 2012. Excluding receivables write-downs and accrued expenses of €81.5 million in Italy, the margin was 8.2%.

Adjusted operating income declined 22.9% (-22.5% at constant exchange rates) to €298.5 million for the year ended December 31, 2012, compared with re-presented €387.0 million for the year ended December 31, 2011.

Net reversals to operating provisions totaled €10.1 million for the year ended December 31, 2012, compared with re-presented net charges of €36.5 million for the year ended December 31, 2011. In 2011, net charges to operating provisions included impairment losses of €49.0 million in Italy.

Net charges to operating depreciation and amortization totaled €258.3 million for the year ended December 31, 2012, compared with re-presented €232.0 million for the year ended December 31, 2011, with the increase primarily attributable to the acquisition of the Warsaw heating network.

Overall, the adjusted operating income margin fell from re-presented 5.4% in the year ended December 31, 2011 to 3.9% in the year ended December 31, 2012. Excluding receivables write-downs and accrued expenses of €81.5 million in Italy, the margin was 5.0%.

Other segments

Revenue (€ million)
Year ended December 31, 2012	Year ended December 31, 2011 re-presented	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
612.8	506.2	21.1%	15.3%	3.9%	1.9%

Revenue from “Other Segments” mainly comprises revenue generated by SNCM and ProActiva MedioAmbiente (joint venture with FCC).
Growth in this segment was 21.1% (+15.3% at constant consolidation scope and exchange rates) and was primarily driven by ProActiva’s growth of 14.5% (+10.5% at constant consolidation scope and exchange rates) particularly in waste activities in Argentina, in Mexico and to a lesser degree in Brazil.

External revenue growth in this segment in 2012 is mainly attributable to SNCM group, in respect of which 12 months of  revenue was included in 2012 compared with only 10 months of revenue in 2011.

Adjusted operating cash flow for this segment fell 15.1% (-21.6% at constant exchange rates) to -€42.0 million for the year ended December 31, 2012, compared with re-presented -€36.5 million for the year ended December 31, 2011.
The downturn over the period is mainly due to a negative fuel price effect in SNCM.

Adjusted operating cash flow also benefited from the implementation of the Efficiency and Convergence plans (€15 million), including €8 million in respect of the Convergence plan.

Adjusted operating income declined 16.7% (-17.8% at constant exchange rates) to -€134.7 million for the year ended December 31, 2012, compared with re-presented -€115.4 million for the year ended December 31, 2011. This figure includes additional asset impairments in respect of SNCM of €35.0 million, reducing the enterprise value in the Group accounts to €13 million.

Net charges to operating provisions totaled €52.9 million for the year ended December 31, 2012, compared with re-presented €102.2 million for the year ended December 31, 2011. Re-presented 2011 net charges to operating provisions included non-current asset impairments of €77.8 million in respect of SNCM.

Net charges to operating depreciation and amortization totaled €59.8 million for the year ended December 31, 2012, compared with re-presented €53.4 million for the year ended December 31, 2011.

DEFINITIONS OF INDICATORS USED IN THIS PRESS RELEASE

GAAP (Generally Accepted Accounting Principles) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance and can be defined as follows:

The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
new contracts; and
the acquisition of operating assets allocated to a particular contract or project.

The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal.

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Adjusted net financial debt represents net financial debt, excluding debt from joint ventures and post application of IFRS 10, 11 and 12.

The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period.

The terms adjusted operating income and adjusted net income attributable to owners of the Company correspond respectively to operating income and net income attributable to owners of the Company adjusted to exclude goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs.  Special items also include significant impairment charges relating to assets other than goodwill.  In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit.  Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years.  Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations.

The adjusted operating income margin is defined as adjusted operating income as a percentage of revenue from continuing operations.

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (iv) the change in receivables and other financial assets), (v) net financial interest paid and (vi) tax paid.

Cash flow before financial divestments and after payment of financial expense and taxes represents the sum of adjusted operating cash flow and operating cash flow from financing activities, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.

The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

The return on capital employed is defined as the ratio of:
•
net income from operations after tax, plus the share of net income from associates, less net operational income, after tax, from operating financial assets (return on operating financial assets net of tax allocated to this activity), to

•	average capital employed during the year, where
•	capital employed excludes operating financial assets and net income from operations excludes the related income.

Consolidated Statement of Financial Position

Assets

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Goodwill	4,795.0	5,795.9	6,840.2
Concession intangible assets	4,518.6	4,629.1	4,164.6
Other intangible assets	1,142.9	1,280.8	1,505.8
Property, plant and equipment	6,837.9	8,488.3	9,703.3
Investments in associates	441.5	325.2	311.7
Non-consolidated investments	77.4	106.3	130.7
Non-current operating financial assets	2,650.7	5,088.3	5,255.3
Non–current derivative instruments - Assets	277.6	742.8	621.1
Other non-current financial assets	589.0	736.5	773.1
Deferred tax assets	1,243.1	1,263.9	1,749.6
Non-current assets	22,573.7	28,457.1	31,055.4
Inventories and work-in-progress	1,018.4	1,020.8	1,130.6
Operating receivables	10,305.9	11,427.6	12,488.7
Current operating financial assets	202.0	357.0	373.3
Other current financial assets	944.8	114.6	132.3
Current derivative instruments – Assets	45.2	48.1	34.6
Cash and cash equivalents	5,547.8	5,723.9	5,406.8
Assets classified as held for sale	3,974.3	3,256.5	805.6
Current assets	22,038.4	21,948.5	20,371.9
TOTAL ASSETS	44,612.1	50,405.6	51,427.3

Equity and Liabilities

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Share capital	2,610.4	2,598.2	2,495.6
Additional paid-in capital	8,466.3	9,796.2	9,514.9
Reserves and retained earnings attributable to owners of the Company	(3,924.6)	(5,324.7)	(4,134.6)
Total equity attributable to owners of the Company	7,152.1	7,069.7	7,875.9
Total equity attributable to non-controlling interests	1,973.6	2,765.4	2,928.5
Equity	9,125.7	9,835.1	10,804.4
Non-current provisions	2,092.7	2,077.1	2,313.9
Non-current borrowings	13,083.7	16,706.7	17,896.1
Non–current derivative instruments – Liabilities	235.1	215.4	195.1
Deferred tax liabilities	1,392.5	1,891.1	2,101.4
Non-current liabilities	16,804.0	20,890.3	22,506.5
Operating payables	11,598.7	12,598.6	13,773.9
Current provisions	543.0	604.8	689.9
Current borrowings	3,629.2	3,942.3	2,827.1
Current derivative instruments – Liabilities	71.8	81.5	51.7
Bank overdrafts and other cash position items	288.7	440.2	387.0
Liabilities directly associated with assets classified as held for sale	2,551.0	2,012.8	386.8
Current liabilities	18,682.4	19,680.2	18,116.4
TOTAL EQUITY AND LIABILITIES	44,612.1	50,405.6	51,427.3

Consolidated Income Statement

	Year ended December 31,
(€ million)	2012(1)	2011(1)	2010(1)
Revenue	29,438.5	28,576.5	27,851.6
o/w Revenue from operating financial assets	329.4	383.7	380.8
Cost of sales	(24,795.4)	(24,143.0)	(22,644.2)
Selling costs	(607.7)	(582.7)	(572.8)
General and administrative expenses	(3,002.3)	(3,084.5)	(3,040.7)
Other operating revenue and expenses	61.9	62.8	182.2
Operating income	1,095.0	829.1	1,776.1
Finance costs	(838.9)	(823.0)	(816.2)
Income from cash and cash equivalents	80.1	112.9	93.2
Other financial income and expenses	(63.5)	(47.4)	(97.4)
Income tax expense	(159.0)	(520.9)	(272.4)
Share of net income of associates	30.0	11.7	19.3
Net income (loss) from continuing operations	143.7	(437.6)	702.6
Net income (loss) from discontinued operations	386.1	121.0	146.4
Net income (loss) for the year	529.8	(316.6)	849.0
Attributable to owners of the Company	393.8	(489.8)	558.5
Attributable to non-controlling interests	136.0	173.2	290.5
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.78	(0.99)	1.16
Basic	0.78	(0.99)	1.16
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.06)	(1.27)	0.84
Basic	(0.06)	(1.27)	0.84
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.84	0.28	0.32
Basic	0.84	0.28	0.32

(1)	Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

– discontinued operations in the course of divestiture, i.e. the entire contribution of Veolia Transdev, excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, Water activities in Morocco and urban lighting activities (Citelum) in the Energy Services Division and European wind energy activities;

- discontinued operations divested, i.e. regulated activities in the United Kingdom in the Water Division, divested in June 2012,  Solid Waste activities in the United States in the Environmental Services Division, divested in November 2012 and American wind energy activities, divested in December 2012;

are presented in a separate line, Net income from discontinued operations, for the years ended December 31, 2012, 2011 and 2010.

(2)	The weighted average number of shares outstanding at December 31, 2012, is 506.7 million (basic and diluted).

Consolidated Cash Flow Statement

(€ million)	Year ended December 31,
	2012	2011	2010
Net income (loss) for the year	529.8	(316.6)	849.0
Operating depreciation, amortization, provisions and impairment losses	1,972.9	2,842.5	1,884.2
Financial amortization and impairment losses	8.4	5.6	18.6
Gains/losses on disposal and dilution	(682.1)	(592.4)	(277.2)
Share of net income of associates	(30.0)	(13.4)	(18.4)
Dividends received	(6.0)	(4.9)	(6.9)
Finance costs and finance income	834.7	796.1	811.2
Income tax expense	326.5	558.3	362.4
Other items	130.5	77.7	95.8
Operating cash flow before changes in working capital	3,084.7	3,352.9	3,718.7
Changes in working capital	102.8	(40.7)	105.8
Income taxes paid	(336.0)	(368.2)	(367.9)
Net cash from operating activities	2,851.5	2,944.0	3,456.6
Including Net cash from operating activities of discontinued operations	285.7	467.7	665.1
Industrial investments	(2,302.0)	(2,258.3)	(2,083.7)
Proceeds on disposal of intangible assets and property, plant and equipment	174.0	168.9	205.2
Purchases of investments	(168.6)	(372.1)	(426.3)
Proceeds on disposal of financial assets (*)	2,810.8	1,286.9	498.6
Operating financial assets
New operating financial assets	(411.7)	(363.5)	(489.1)
Principal payments on operating financial assets	370,9	441.0	424.1
Dividends received (including dividends received from associates)	39.0	12.4	12.9
New non-current loans granted	(91.3)	(160.3)	(59.8)
Principal payments on non-current loans	32.3	110.5	31.8
Net decrease/increase in current loans	(25.5)	(3.1)	69.1
Net cash used in investing activities	427.9	(1,137.6)	(1,817.2)
Including Net cash used in investing activities of discontinued operations	2,132.5	706.6	(309.3)
Net increase/decrease in current borrowings	(1,268.9)	(534.5)	(938.2)
New non-current borrowings and other debts	1,326.1	745.1	537.6
Principal payments on non-current borrowings and other debts	(1,659.6)	(315.0)	(148.8)

Proceeds on issue of shares	3.4	2.5	128.8
Share capital reduction	-	-	-
Transactions with non-controlling interests: partial purchases and sales	(124.4)	24.4	91.8
Purchases of/proceeds from treasury shares	-	2.2	7.9
Dividends paid	(546.6)	(547.0)	(735.6)
Interest paid	(844.8)	(753.6)	(821.9)
Net cash used in financing activities	(3,114.8)	(1,375.9)	(1,878.4)
Including Net cash used in financing activities of discontinued operations	(37.0)	(71.2)	(30.0)
NET CASH AT THE BEGINNING OF THE YEAR	5,283.7	5,019.8	5,159.5
Effect of foreign exchange rate changes and other	(189.2)	(166.6)	99.3
NET CASH AT THE END OF THE YEAR	5,259.1	5,283.7	5,019.8
Cash and cash equivalents	5,547.8	5,723.9	5,406.8
Bank overdrafts and other cash position items	288.7	440.2	387.0
NET CASH AT THE END OF THE YEAR	5,259.1	5,283.7	5,019.8

(*) Proceeds on disposal of financial assets in the Consolidated Cash Flow Statement include financial disposals and cash and cash equivalents and bank overdrafts and other cash position items removed from the scope of consolidation.

This amount includes, in particular, the disposal of regulated Water activities in the United Kingdom (€1,230 million) and of solid waste activities in the United States in the Environmental Services Division (€1,461 million) in 2012. Impacts of these transactions on net financial debt are presented in Note 3.2.

Net cash flows attributable to discontinued operations as defined in IFRS 5 primarily concern:
-	regulated Water activities in the United Kingdom divested in June 2012;
-	solid waste activities in the United States in the Environmental Services Division, divested in November 2012;
-	the Water activity in Morocco;
-	wind energy activities, partially divested as of December 31, 2012, through the divestiture of Ridgeline on December 31, 2012;
-	urban lighting activities (Citelum).

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 28, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer